Exhibit 12 to
Form 10-K for 2002

Broadwing Inc.
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Dividends
(millions of dollars)

	2002	2001	2000	1999	1998

Pre-tax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees plus fixed charges	$(3,880.5)	$(127.2)	$(306.1)	$146.1	$186.8

Fixed Charges:
Interest expense, etc.	173.3	191.7	188.3	65.5	24.2
Appropriate portion of rentals	13.5	13.9	10.7	7.7	3.9
Preferred stock dividends of majority subsidiaries	27.7	27.7	28.3	4.0	—
Total Fixed Charges	214.5	233.3	227.3	77.2	28.1

Preferred dividend requirements	10.4	10.4	8.1	2.1	—

Total Fixed Charges and preferred dividends	$224.9	$243.7	$235.4	$79.3	$28.1

Ratio of earnings to combined fixed charges and preferred dividends	(17.3)	(0.5)	(1.3)	1.8	6.6

Coverage Deficiency	$4,105.4	$370.9	$541.5	n/a	n/a